SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                         MARINE DRILLING COMPANIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    568240204
                                 (CUSIP Number)



                                Martin H. Neidell
                            Stroock & Stroock & Lavan
  7 HANOVER SQUARE, NEW YORK, NEW YORK  10004         212-806-5836
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 26, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


     Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of _____ Pages

                                  SCHEDULE 13D

CUSIP No.  568240204                    Page   2    of      Pages
-----------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|   |
|   | Warburg, Pincus Capital Company, L.P.
------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* |
| 2 |                                                        (a) |   |
|   |                                                        (b)| X |
|   |
------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | Not Applicable
|   |
------------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)                       |   |
|   |
|   |
|   |
|   |
------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   | Delaware
|   |
-------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER
|    SHARES     --------------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER   9,991,119
|   OWNED BY    --------------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER
|  REPORTING    --------------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER   9,991,119
|     WITH      |       |
-------------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |     9,991,119
-----------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
| 12|                                                                     |   |
|   |
|   |
-------------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |     22.77%
------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |  PN
|   |
------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------           -------------------------------
|CUSIP No.  568240204        |           | Page   3    of        Pages |
------------------------------           -------------------------------

------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|   |
|   | E. M. Warburg, Pincus & Co., Inc.
------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
| 2 |                                                            (a)|   |
|   |
|   |
|   |                                                           (b)| X  |
|   |
------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
|   |
------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | Not Applicable
|   |
------------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)                                                 |   |
|   |
|   |
|   |
|   |
-------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   | Delaware
|   |
-------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER
|    SHARES     ---------------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER    9,991,119
|   OWNED BY    --------------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER
|  REPORTING    --------------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER   9,991,119
|     WITH      |       |
-------------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |     9,991,119
------------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
| 12|                                                                    |   |
|   |
|   |
------------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |      22.77%
------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |  CO
|   |
------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------           -------------------------------
|CUSIP No.  568240204        |           | Page   4    of        Pages |
------------------------------           -------------------------------

------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|   |
|   | Warburg, Pincus Ventures, Inc.
-------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
| 2 |                                                                (a)|   |
|   |
|   |                                                                (b)| X |
|   |
-------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
|   |
------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | Not Applicable
|   |
---------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)                                         |     |
|   |
|   |
|   |
|   |
------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   | Delaware
|   |
------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER
|    SHARES     ----------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER    9,991,119
|   OWNED BY    ----------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER
|  REPORTING    ----------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER   9,991,119
|     WITH      |       |
-----------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |     9,991,119
-----------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
| 12|                                                                 |     |
|   |
|   |
-----------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |      22.77%
-------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |  CO
|   |
------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------           -------------------------------
|CUSIP No.  568240204        |           | Page   5    of        Pages |
------------------------------           -------------------------------

------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|   |
|   | Warburg, Pincus & Co.
-------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
| 2 |                                                                 (a)|   |
|   |
|   |                                                                 (b)| X |
|   |
-------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
|   |
-------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | Not Applicable
|   |
------------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)                                                |   |
|   |
|   |
|   |
|   |
------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   | New York
|   |
------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER
|    SHARES     ---------------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER    9,991,119
|   OWNED BY    --------------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER
|  REPORTING    --------------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER    9,991,119
|     WITH      |       |
------------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |     9,991,119
-------------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
| 12|                                                                    |   |
|   |
|   |
------------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |     22.77%
------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |  PN
|   |
------------------------------------------------------------------------------

     This Amendment No. 6 amends the Schedule 13D dated November 6, 1990 (the "Original Schedule 13D") as amended by Amendment No. 1 dated August 17, 1990, Amendment No. 2 dated July 15, 1992, Amendment No. 3 dated April 9, 1992, Amendment No. 4 dated December 29, 1992 and Amendment No. 5 dated June 29, 1993 filed by Warburg, Pincus Capital Company, L.P. ("WPCC") and certain of its affiliated entities (the "Reporting Entities") relating to the common stock, par value $.01 per share (the "Common Stock"), of Marine Drilling Companies, Inc. (formerly Marine Holding Company), whose principal executive offices are located at One Sugar Creek Center Boulevard, Suite 600, Sugar Land, Texas 77478 (the "Company"). Terms defined in the Original Schedule 13D, as amended, shall have the same meaning when used herein. This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

 ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by (a) Warburg, Pincus Capital Company, L.P., a Delaware limited partnership ("WPCC"), which is engaged in making venture capital and related investments; (b) E.M. Warburg, Pincus & Co., Inc., a Delaware corporation ("EMW"), which is engaged in providing specialized financial and investment counselling services; (c) Warburg, Pincus Ventures, Inc., a Delaware corporation ("WPV") and a wholly-owned subsidiary of EMW, the principal business of which is the management of WPCC, Warburg, Pincus Associates, L.P. ("WPA") and Warburg, Pincus Capital Partners, L.P. ("WPCP"); and (d) Warburg, Pincus & Co., a New York general partnership ("WP"), the principal business of which is to act as the general partner of WPCC, WPA, WPCP, Warburg, Pincus Investors, L.P., Warburg, Pincus Ventures, L.P. and as a holding company for its ownership of securities of EMW. EMW owns less than 1% of the limited partnership interests in WPCC. WP, as the sole general partner of WPCC, has a 20% interest in the profits of WPCC and is the owner of all the outstanding common stock of EMW. WPV has entered into a management agreement with WPCC for the management of WPCC. Lionel I. Pincus is the managing partner of WP and may be deemed to control it. Howard H. Newman, a managing director of EMW and a partner of WP, and David E. Libowitz, a vice president of WPV, are directors of the Company. Each of Mr. Newman and Mr. Libowitz disclaims beneficial ownership of any securities of the Company. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017. WPCC, WPV, WP and EMM are hereinafter collectively referred to as the "Reporting Entities".
      Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of each of WPV and EMW and each general partner of WP and WPCC.

     None of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 4.           PURPOSE OF TRANSACTION.

     The shares of Common Stock of the Company owned by the Reporting Entities have been registered for resale by the Reporting Entities pursuant to an effective registration statement filed by the Company with the Securities and Exchange Commission. Subject to stock market conditions, the price of the Common Stock and other considerations, the Reporting Entities presently intend to sell, in open market transactions, shares of Common Stock of the Company owned by them. The number of shares of Common Stock to be sold by the Reporting Entities, and the time period during which such shares will be sold, will depend on various factors, including those enumerated above and other considerations which the Reporting Entities may deem relevant. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to stop selling its Common Stock or increase the number of shares of Common Stock to be sold.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to include the following paragraphs:
         On March 26, 1996, WPCC sold in open market transactions an aggregate of 1,100,000 shares of Common Stock at a price of $8.25 per share.
         As the result of the transactions described above, WPCC now owns an aggregate of 9,991,119 shares of Common Stock, which shares constitute approximately 22.77% of the outstanding shares of Common Stock of the Company. The power to vote and dispose of all such shares is exercised on behalf of WPCC by WP in its capacity as the sole general partner of WPCC.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WARBURG, PINCUS CAPITAL COMPANY, L.P.

                                                By:  WARBURG, PINCUS & CO.,
                                                      General Partner


                                                By:/S/ STEPHEN DISTLER
                                                  Stephen Distler, Partner


                                              E. M. WARBURG, PINCUS & CO., INC.


                                             By:/S/ STEPHEN DISTLER
                                             Stephen Distler, Managing Director



                                              WARBURG, PINCUS VENTURES, INC.


                                              By:/S/ STEPHEN DISTLER
                                             Stephen Distler, Managing Director


                                             WARBURG, PINCUS & CO.


                                                  By:/S/ STEPHEN DISTLER
                                                  Stephen Distler, Partner

Dated:  March 27, 1996

                                   SCHEDULE I


     Set forth below is the name, position and present principal occupation of each of the directors and executive officers of E. M. Warburg, Pincus & Co., Inc. ("EMW") and Warburg, Pincus Ventures, Inc. ("WPV") and of each of the general partners of Warburg, Pincus Capital Company, L.P. ("WPCC"), and Warburg, Pincus & Co. ("WP"). EMW, WPV, WPCC, and WP are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                        Directors and Executive Officers
                      OF E. M. WARBURG, PINCUS & CO., INC.

                                                  Present Principal Occupation
                                                  in Addition to Position with
                                                  EMW, if any, and Positions
NAME AND POSITION                                 WITH THE REPORTING ENTITIES

Lionel I. Pincus, Chairman                        Chairman of the Board and
of the Board and Chief                            Chief Executive Officer, WPV;
Executive Officer                                Managing Partner, WP; Managing
                                                  Partner, Pincus & Co.
                                                  (See Partners of WP.)

John L. Vogelstein, Vice                          President and Director, WPV;
Chairman of the Board                             Partner, WP.

John L. Furth, Vice                            Director and Managing Director,
Chairman of the Board                             WPV; Partner, WP.

Harold Brown, Senior                              Managing Director, WPV;
Managing Director                                 Partner, WP.

Rodman W. Moorhead III,                        Managing Director, WPV; Partner,
Senior Managing Director                          WP.

Susan Black, Managing                             Partner, WP.
Director

Christopher W. Brody,                          Managing Director, WPV; Partner,
Managing Director                                 WP.

Dale C. Christensen*,
Managing Director

Errol M. Cook,                                 Managing Director, WPV; Partner,
Managing Director                                 WP.

--------
*  Citizen of Canada.

W. Bowman Cutter,                              Managing Director, WPV; Partner,
Managing Director                              WP.

ELizabeth B. Dater,                            Partner, WP.
Managing Director

Stephen Distler,                               Managing Director and Treasurer,
Managing Director and                          WPV; Partner, WP.
Treasurer

Louis G. Elson,                                Managing Director, WPV; Partner,
Managing Director                              WP.

Stuart M. Goode,                               Partner, WP.
Managing Director

Stewart K.P. Gross,                            Managing Director, WPV; Partner,
Managing Director                              WP.

Patrick T. Hackett,                            Managing Director, WPV; Partner,
Managing Director                               WP.

Jeffrey A. Harris,                             Managing Director, WPV; Partner,
Managing Director                              WP.

Robert S. Hillas,                              Managing Director, WPV; Partner,
Managing Director                              WP.

A. Michael Hoffman                             Managing Director, WPV; Partner,
Managing Director                              WP.

William H. Janeway,                            Managing Director, WPV; Partner,
Managing Director                              WP.

Douglas M. Karp,                               Managing Director, WPV; Partner,
Managing Director                              WP.

Charles R. Kaye,                               Managing Director, WPV; Partner,
Managing Director                              WP.

Richard H. King*,
Managing Director

Henry Kressel,                                 Managing Director, WPV; Partner,
Managing Director                              WP.


Joseph P. Landy,                               Managing Director, WPV; Partner,
Managing Director                              WP.

--------
*  Citizen of United Kingdom.

Sidney Lapidus, Managing                       Managing Director, WPV; Partner,
Director                                       WP.

Reuben S. Leibowitz,                         Managing Director, WPV; Partner WP.
Managing Director

Stephen J. Lurito,                             Partner, WP.
Managing Director

Spencer S. Marsh III,                          Partner, WP.
Managing Director

Edward J. McKinley,                            Managing Director, WPV; Partner,
Managing Director                              WP.

Howard H. Newman,                              Managing Director, WPV; Partner,
Managing Director                              WP.

Anthony G. Orphanos,                           Partner, WP.
Managing Director

Dalip Pathak*,                                 Managing Director, WPV.
Managing Director

Daphne D. Philipson,                           Managing Director, WPV; Partner,
Managing Director                              WP.

Eugene L. Podsiadlo,                           Partner, WP.
Managing Director

Ernest H. Pomerantz,                           Managing Director, WPV; Partner,
Managing Director                              WP.

Arnold M. Reichman,                            Partner, WP.
Managing Director

Roger Reinlieb, Managing                       Partner, WP.
Director

John D. Santoleri,                             Managing Director, WPV; Partner
Managing Director                              WP.

Sheila N. Scott,                               Partner, WP.
Managing Director

Dominic H. Shorthouse*,                        Managing Director, WPV
Managing Director

Peter Stalker III                              Managing Director, WPV; Partner,
Managing Director                              WP.
--------
*     Citizen of United Kingdom.

David A. Tanner,                               Managing Director, WPV; Partner,
Managing Director                              WP.

James E. Thomas,                               Managing Director, WPV; Partner,
Managing Director                              WP.

Elizabeth H. Weatherman,                       Managing Director, WPV; Partner,
Managing Director                              WP.

Joanne R. Wenig,                               Managing Director, WPV; Partner,
Managing Director                              WP.

George U. Wyper,                               Partner, WP.
Managing Director

                        Directors and Executive Officers
                        OF WARBURG, PINCUS VENTURES, INC.


                                                 Present Principal Occupation
                                                 in Addition to Position with
                                                 EMW, if any, and Positions
NAME AND POSITION                                WITH THE REPORTING ENTITIES

Lionel I. Pincus, Chairman                       (See Directors and Executive
of the Board and Chief                              Officers of EMW.)
Executive Officer

John L. Vogelstein,                              (See Directors and Executive
President and Director                               Officers of EMW.)

John L. Furth, Managing                          (See Directors and Executive
Director and Director                                Officers of EMW.)

Christopher W. Brody,                            (See Directors and Executive
Managing Director                                   Officers of EMW.)

Harold Brown,                                    (See Directors and Executive
Managing Director                                         Officers of EMW.)

Errol M. Cook,                                   (See Directors and Executive
Managing Director                                    Officers of EMW.)

W. Bowman Cutter,                                (See Directors and Executive
Managing Director                                    Officers of EMW.)

Stephen Distler,                                 (See Directors and Executive
Managing Director                                             Officers of EMW.)
and Treasurer

Louis G. Elson,                                  (See Directors and Executive
Managing Director                                             Officers of EMW).

Stewart K.P. Gross,                              (See Directors and Executive
Managing Director                                             Officers of EMW).

Patrick T. Hackett,                              (See Directors and Executive
Managing Director                                             Officers of EMW).

Jeffrey A. Harris,                               (See Directors and Executive
Managing Director                                             Officers of EMW.)

Robert S. Hillas,                                (See Directors and Executive
Managing Director                                             Officers of EMW.)

A. Michael Hoffman,                              (See Directors and Executive
Managing Director                                             Officers of EMW.)

William H. Janeway,                              (See Directors and Executive
Managing Director                                             Officers of EMW.)

Douglas M. Karp,                                 (See Directors and Executive
Managing Director                                    Officers of EMW.)

Charles R. Kaye,                                 (See Directors and Executive
Managing Director                                             Officers of EMW.)

Henry Kressel,                                   (See Directors and Executive
Managing Director                                             Officers of EMW.)

Joseph P. Landy,                                 (See Directors and Executive
Managing Director                                             Officers of EMW.)

Sidney Lapidus,                                  (See Directors and Executive
Managing Director                                             Officers of EMW.)

Reuben S. Leibowitz,                             (See Directors and Executive
Managing Director                                    Officers of EMW.)

Edward J. McKinley,                              (See Directors and Executive
Managing Director                                    Officers of EMW.)

Rodman W. Moorhead III,                          (See Directors and Executive
Managing Director                                    Officers of EMW.)

Howard H. Newman,                                (See Directors and Executive
Managing Director                                             Officers of EMW.)

Dalip Pathak,                                    (See Directors and Executive
Managing Director                                            Officers of EMW.)

Daphne D. Philipson,                             (See Directors and Executive
Managing Director                                             Officers of EMW.)

Ernest H. Pomerantz,                             (See Directors and Executive
Managing Director                                    Officers of EMW.)

John D. Santoleri,                               (See Directors and Executive
Managing Director                                    Officers of EMW.)

Dominic H. Shorthouse,                           (See Directors and Executive
Managing Director                                             Officers of EMW.)

Peter Stalker III                                (See Directors and Executive
Managing Director                                    Officers of EMW.)

David A. Tanner,                                 (See Directors and Executive
Managing Director                                             Officers of EMW.)

James E. Thomas,                                 (See Directors and Executive
Managing Director                                             Officers of EMW.)

Elizabeth H. Weatherman                          (See Directors and Executive
Managing Director                                             Officers of EMW.)

Joanne R. Wenig,                                 (See Directors and Executive
Managing Director                                    Officers of EMW.)

                               General Partners of
                              WARBURG, PINCUS & CO.

                                                 Present Principal Occupation
                                                 in Addition to Position with
                                                 Warburg, Pincus & Co. and
                                                 Positions with the
NAME                                                 REPORTING ENTITIES

Susan Black                                      (See Directors and Executive
                                                 Officers of EMW.)

Christopher W. Brody                             (See Directors and Executive
                                                 Officers of EMW.)

Harold Brown                                    (See Directors and Executive
                                                 Officers of EMW.)

Errol M. Cook                                   (See Directors and Executive
                                                     Officers of EMW.)

W. Bowman Cutter                                (See Directors and Executive
                                                     Officers of EMW.)

Elizabeth B. Dater                              (See Directors and Executive
                                                     Officers of EMW.)

Stephen Distler                                 (See Directors and Executive
                                                     Officers of EMW.)

Louis G. Elson                                  (See Directors and Executive
                                                     Officers of EMW.)

John L. Furth                                   (See Directors and Executive
                                                     Officers of EMW.)

Stuart M. Goode                                 (See Directors and Executive
                                                     Officers of EMW.)

Stewart K.P. Gross                              (See Directors and Executive
                                                     Officers of EMW.)

Patrick T. Hackett                              (See Directors and Executive
                                                     Officers of EMW.)

Jeffrey A. Harris                               (See Directors and Executive
                                                     Officers of EMW.)

Robert S. Hillas                                (See Directors and Executive
                                                     Officers of EMW.)

A. Michael Hoffman                              (See Directors and Executive
                                                     Officers of EMW.)

William H. Janeway                              (See Directors and Executive
                                                     Officers of EMW.)

Douglas M. Karp                                 (See Directors and Executive
                                                     Officers of EMW.)

Charles R. Kaye                                 (See Directors and Executive
                                                     Officers of EMW.)

Henry Kressel                                   (See Directors and Executive
                                                     Officers of EMW.)

Joseph P. Landy                                 (See Directors and Executive
                                                     Officers of EMW.)

Sidney Lapidus                                  (See Directors and Executive
                                                     Officers of EMW.)

Reuben S. Leibowitz                             (See Directors and Executive
                                                     Officers of EMW.)

Stephen J. Lurito                               (See Directors and Executive
                                                     Officers of EMW.)

Spencer S. Marsh III                            (See Directors and Executive
                                                     Officers of EMW.)

Edward J. McKinley                              (See Directors and Executive
                                                     Officers of EMW.)

Rodman W. Moorhead III                          (See Directors and Executive
                                                     Officers of EMW.)

Howard H. Newman                                (See Directors and Executive
                                                     Officers of EMW.)

Anthony G. Orphanos                             (See Directors and Executive
                                                     Officers of EMW.)

Daphne D. Philipson                             (See Directors and Executive
                                                     Officers of EMW.)

Lionel I. Pincus                                (See Directors and Executive
                                                     Officers of EMW.)

Eugene L. Podsiadlo                             (See Directors and Executive
                                                     Officers of EMW.)

Ernest H. Pomerantz                             (See Directors and Executive
                                                     Officers of EMW.)

Arnold M. Reichman                              (See Directors and Executive
                                                     Officers of EMW.)

Roger Reinlieb                                  (See Directors and Executive
                                                     Officers of EMW.)

John D. Santoleri                               (See Directors and Executive
                                                     Officers of EMW.)

Sheila N. Scott                                 (See Directors and Executive
                                                     Officers of EMW.)

Peter Stalker III                               (See Directors and Executive
                                                     Officers of EMW.)

David A. Tanner                                 (See Directors and Executive
                                                     Officers of EMW.)

James E. Thomas                                 (See Directors and Executive
                                                     Officers of EMW.)

John L. Vogelstein                              (See Directors and Executive
                                                     Officers of EMW.)

Elizabeth H. Weatherman                         (See Directors and Executive
                                                     Officers of EMW.)

Joanne R. Wenig                                 (See Directors and Executive
                                                     Officers of EMW.)

George U. Wyper                                 (See Directors and Executive
                                                     Officers of EMW.)

Pincus & Co.*

NL & Co.*


                               General Partner of
                      WARBURG, PINCUS CAPITAL COMPANY, L.P.

Warburg, Pincus & Co.                          (See General Partners of WP.)
--------
* New York limited partnership; primary activity is ownership of partnership interest in WP.